As filed with the Securities and Exchange Commission on August 9, 2011
1933 Act File No. 333-172578

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	|X|
Pre-Effective Amendment No. ____	|_|
Post-Effective Amendment No. 1	|X|

(Check appropriate box or boxes)

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND
 (Exact Name of Registrant as Specified in Charter)

2005 Market Street, Philadelphia, PA 19103
 (Address of Principal Executive Offices) (Zip Code)

(800) 523-1918
(Registrant's Telephone Number, including Area Code)

David F. Connor, Esq., 2005 Market Street, Philadelphia, PA 19103
 (Name and Address of Agent for Service of Process)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

PART A

The Proxy Statement/Prospectus dated March 31, 2011 contained in Part A of the 497 definitive materials that was previously filed on April 7, 2011 (Accession No. 0001206774-11-000781), is incorporated herein by reference in its entirety.

PART B

The Statement of Additional Information ("SAI") dated March 31, 2011 contained in Part B of the 497 definitive materials that was previously filed on April 7, 2011 (Accession No. 0001206774-11-000781), is incorporated herein by reference in its entirety.

PART C

OTHER INFORMATION

Item 15.                      Indemnification.

Pursuant to the Registrant’s Declaration of Trust, every person who is, or has been, a Trustee, officer, employee or agent of the Registrant, including persons who serve at the request of the Registrant as directors, trustees, officers, employees or agents or another organization in which the Registrant has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”) shall generally, subject to certain conditions, be indemnified by the Registrant to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.                      Exhibits.

The following exhibits are incorporated by reference to the Registrant’s previously filed registration statements on Form N-1A indicated below, except as noted:

(1)	Copies of the charter of the Registrant as now in effect;

(a)	Restated and Amended Declaration of Trust dated February 14, 1993 is incorporated into this filing by reference to the Registration Statement on Form N-14 filed March 2, 2011.

(b)	Amendment to Restated and Amended Declaration of Trust, dated November 26, 2001 is incorporated into this filing by reference to the Registration Statement on Form N-14 filed March 2, 2011.

(c)	Amendment to Restated and Amended Declaration of Trust, dated June 22, 2004 is incorporated into this filing by reference to the Registration Statement on Form N-14 filed March 2, 2011.

(d)	Amendment to Restated and Amended Declaration of Trust, dated December 8, 2004 is incorporated into this filing by reference to the Registration Statement on Form N-14 filed March 2, 2011.

(e)	Amendment to Restated and Amended Declaration of Trust, dated October 11, 2007 is incorporated into this filing by reference to the Registration Statement on Form N-14 filed March 2, 2011.

(2)	Copies of the existing bylaws or corresponding instrument of the Registrant;

(a)	Amended and Restated Bylaws dated October 15, 2007 is incorporated into this filing by reference to the Registration Statement on Form N-14 filed March 2, 2011.

(3)	Copies of any voting trust agreement affecting more than 5 percent of any class of equity securities of the Registrant;

Not Applicable.

(4)	Copies of the agreement of acquisition, reorganization, merger, liquidation and any amendments to it;

(a)	Agreement and Plan of Acquisition is filed herewith as Exhibit No. EX-99(4)(a).

(5)
Copies of all instruments defining the rights of holders of the securities being registered including, where applicable, the relevant portion of the articles of incorporation or by-laws of the Registrant;

(a)	Articles IV and IX of the Restated and Amended Declaration of Trust.

(b)	Articles II, VIII and IX of the Amended and Restated Bylaws.

(6)	Copies of all investment advisory contracts relating to the management of the assets of the Registrant;

(a)
Executed Investment Management Agreement (January 4, 2010) between Delaware Management Company (a series of Delaware Management Business Trust) and the Registrant incorporated into this filing by reference to the Registrant’s Form NSAR-B filed on May 28, 2010.

(7)	Copies of each underwriting or distribution contract between the Registrant and a principal underwriter, and specimens or copies of all agreements between principal underwriters and dealers;

Not applicable.

(8)
Copies of all bonus, profit sharing, pension, or other similar contracts or arrangements wholly or partly for the benefit of trustees or officers of the Registrant in their capacity as such. Furnish a reasonably detailed description of any plan that is not set forth in a formal document;

Not applicable.

(9)
Copies of all custodian agreements and depository contracts under Section 17(f) of the Investment Company Act of 1940, as amended (the "1940 Act") for securities and similar investments of the Registrant, including the schedule of remuneration;

(a)
Executed Mutual Fund Custody and Services Agreement (July 20, 2007) between The Bank of New York Mellon (formerly, Mellon Bank, N.A.) and the Registrant incorporated into this filing by reference to Post-Effective Amendment No. 37 to the Delaware Group® Tax-Free Fund’s registration statement filed December 29, 2008.

(10)
Copies of any plan entered into by Registrant pursuant to Rule 12b-1 under the 1940 Act and any agreements with any person relating to implementation of the plan, and copies of any plan entered into by the Registrant pursuant to Rule 18f-3 under the 1940 Act, any agreement with any person relating to implementation of the plan, any amendment to the plan, and a copy of the portion of the minutes of the meeting of the Registrant's trustees describing any action taken to revoke the plan;

Not applicable.

(11)	An opinion and consent of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and nonassessable;

(a)	Opinion of Counsel is incorporated into this filing by reference to the Registration Statement on Form N-14 filed March 2, 2011.

(12)
An opinion, and consent to their use, of counsel or, in lieu of an opinion, a copy of the revenue ruling from the Internal Revenue Service, supporting the tax matters and consequences to shareholders discussed in the prospectus;

(a)	Tax Opinion is filed herewith as Exhibit No. EX-99(12)(a).

(13)	Copies of all material contracts of the Registrant not made in the ordinary course of business which are to be performed in whole or in part on or after the date of filing the registration statement;

(a)
Executed Fund Accounting and Financial Administration Services Agreement (October 1, 2007) between The Bank of New York Mellon (formerly, Mellon Bank, N.A.) and the Registrant incorporated into this filing by reference to Post-Effective Amendment No. 35 to the Delaware Group® Tax-Free Fund’s registration statement filed December 28, 2007.

(b)
Executed Fund Accounting and Financial Administration Oversight Agreement (January 4, 2010) between Delaware Service Company, Inc. and the Registrant incorporated into this filing by reference to Post-Effective Amendment No. 40 to the Delaware Group® Tax-Free Fund’s registration statement filed October 29, 2010.

(i)
Amendment No. 1 (April 26, 2010) to Schedule A to the Fund Accounting and Financial Administration Oversight Agreement incorporated into this filing by reference to Post-Effective Amendment No. 40 to the Delaware Group® Tax-Free Fund’s registration statement filed October 29, 2010.

(14)	Copies of any other opinions, appraisals, or rulings, and consents to their use, relied on in preparing the registration statement and required by Section 7 of the 1933 Act;

(a)	Consent of Ernst & Young LLP is incorporated into this filing by reference to the Registration Statement on Form N-14 filed March 2, 2011.

(b)	Consent of PricewaterhouseCoopers LLP is incorporated into this filing by reference to the Registration Statement on Form N-14 filed March 2, 2011.

(15)	All financial statements omitted pursuant to Item 14(a)(1);

Not applicable.

(16)	Manually signed copies of any power of attorney pursuant to which the name of any person has been signed to the registration statement; and

(a)	Powers of Attorney dated February 23, 2011 is incorporated into this filing by reference to the Registration Statement on Form N-14 filed March 2, 2011.

(17)	Any additional exhibits which the Registrant may wish to file.

(a)
Transfer Agent Services Agreement (December 8, 2000) between Mellon Investor Services LLC and the Registrant is incorporated into this filing by reference to the Registration Statement on Form N-14 filed March 2, 2011.

Item 17.                      Undertakings.

(1)
The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement has been signed on behalf of the Registrant in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 3 day of August, 2011.

Delaware Investments National Municipal Income Fund

By:           /s/ Patrick P. Coyne
        Patrick P. Coyne
       Chairman/President/Chief Executive Officer

As required by the Securities Act, this Registration Statement has been signed by the following persons in the capacities and the date(s) indicated.

Signature	Title	Date

/s/ Patrick P. Coyne	Chairman/President/Chief Executive Officer	August 3, 2011
Patrick P. Coyne	(Principal Executive Officer) and Trustee

/s/ Thomas L. Bennett *	Trustee	August 3, 2011
Thomas L. Bennett

/s/ John A. Fry *	Trustee	August 3, 2011
John A. Fry

/s/ Anthony D. Knerr *	Trustee	August 3, 2011
Anthony D. Knerr

/s/ Lucinda S. Landreth *	Trustee	August 3, 2011
Lucinda S. Landreth

/s/ Ann R. Leven *	Trustee	August 3, 2011
Ann R. Leven

/s/ Thomas F. Madison *	Trustee	August 3, 2011
Thomas F. Madison

/s/ Janet L. Yeomans *	Trustee	August 3, 2011
Janet L. Yeomans

/s/ J. Richard Zecher *	Trustee	August 3, 2011
J. Richard Zecher

/s/ Richard Salus *	Senior Vice President/Chief Financial Officer	August 3, 2011
Richard Salus	(Principal Financial Officer)

*By:	/s/ Patrick P. Coyne Patrick P. Coyne as Attorney-in-Fact for each of the persons indicated (Pursuant to Powers of Attorney)

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT
(4)(a)	Agreement and Plan of Acquisition
(12)(a)	Tax Opinion